

Mail Stop 4631

November 30, 2017

Richard Perl
Chief Administrative Officer
TerraCycle US Inc.
121 New York Avenue
Trenton, NJ 08638

> **Re: TerraCycle US Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed November 16, 2017**
> **File No. 024-10734**

Dear Mr. Perl:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

General

1. We note your response to comment one of our letter dated September 26, 2017. Based on your response and disclosure, JH Terra currently owns shares of your parent which it is entitled to convert into shares of TerraCycle US Inc. pursuant to an exchange agreement. JH Terra has not exchanged its shares of your parent for shares of TerraCycle US Inc. so the 34,182 shares of Non-Voting Class A Preferred Stock are not yet outstanding. Therefore, you may not qualify the shares of Non-Voting Class A Preferred Stock at this time. Please revise your offering statement accordingly. Please also have counsel revise its legal opinion.

2. Please revise your table on the cover page to indicate that you are offering Non-Voting Class A Preferred Stock.

3. We note that you intend to issue warrants to your Placement Agent and third party registered broker-dealers warrants to purchase up to 5% of the number of Non-Voting Class A Preferred Stock placed by them. Please clarify whether the warrants and the Non-Voting Class A Preferred Stock underlying your placement agent's warrants are being qualified in this Regulation A offering statement.

Selected Risks Associated with the Business, page 11

4. We note your response to comment four of our letter dated September 26, 2017. We note your disclosure on page 8 that you the Air Cycle Corporation assets are expected to increase your company's revenue by over 50% in 2018. Please include an appropriate risk factor that the anticipated revenues, profits or synergies may not be achieved.

Dilution, page 17

5. Please update Net Tangible Book Value Pre-Financing for your most recent balance sheet date.

Use of Proceeds, page 25

6. We note your response to comment six of our letter dated September 26, 2017. We note your disclosure that $3.3 million of the proceeds will be used to repay short-term financing from the seller and an affiliated TerraCycle company. Please describe the material terms of such indebtedness. See Instruction 6 to Item 6 of Form 1-A.

The Company's Business, page 26

7. Please revise your disclosures to elaborate on the assets acquired from Air Cycle Corporation.

Liquidity and Capital Resources, page 41

8. Please provide a discussion and analysis of your liquidity and capital resources for the six months ended June 30, 2017 along with the comparable 2016 period. As part of your analysis, please ensure you explain why $215,914 of bad debts expense was recognized.

Repurchase Option, page 59

9. Please revise to disclose how the shares will be selected or if you will repurchase a pro rata number from investors. Please also discuss how unpaid dividends will be handled in a repurchase. Please also disclose timing of repurchase payments.

<u>11. Subsequent Events, page F-15</u>

10. We note that you completed the acquisition of certain assets of Air Cycle Corporation on October 31, 2017. Please provide the disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for this acquisition.

<u>2. Summary of Significant Accounting Policies, page F-33</u>
<u>Inventory, page F-35</u>

11. We note your disclosures on pages F-11 and F-37 that ASU 2015-11 is effective for you for fiscal years beginning after December 15, 2016, including interim periods within that reporting period. However, we note your accounting policy that your inventory is stated at the lower of cost or market rather than net realizable value. Please advise. Please also address your disclosure that you are currently evaluating the impact it will have on your consolidated financial statements.

<u>Unaudited Pro Forma Condensed Financial Information of TerraCycle US, LLC, page PF-1</u>

12. Please remove the pro forma balance sheet as of December 31, 2016. Please refer to Article 11-02(c)(1) of Regulation S-X.

13. Please revise your presentation of the business combination with Air Cycle Corporation to separately present Air Cycle Corporation's historical financial information from the acquisition accounting adjustments. Please refer to Article 11-02(b)(4) of Regulation S-X for guidance.

14. We note your disclosure on page F-15 that you acquired certain assets of Air Cycle Corporation. If you did not acquire 100% of Air Cycle Corporation, please explain what portions of the business you did not acquire and how this is reflected in your pro forma financial information.

15. Please revise your statements of income presentations to present net income (loss) applicable to common stock in accordance with ASC 225-10-S99-5.

16. Please include the adjustments based on the purchase price allocation for the acquisition of Air Cycle Corporation. Please refer to Instruction 2 to Article 11-02(b) of Regulation S-X for guidance.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Sara Hanks, Esq.